SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          ------------

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                        (Amendment No. 5)

               EURO TECH HOLDINGS COMPANY LIMITED
----------------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
----------------------------------------------------------------------
                 (Title of Class of Securities)

                            G32030101
----------------------------------------------------------------------
                         (CUSIP Number)

                      T.C. Leung, Chairman
               Euro Tech Holdings Company Limited
                   18/F Gee Chang Hong Centre
                     65 Wong Chuk Hong Road
                            Hong Kong
----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 7, 2005
----------------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition that is  the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule

    13d-7(b) for other parties to whom copies are to be sent.

                 (continued on following pages)
                           ----------





      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      EXPLANATORY  NOTE: AS OF THE DATE HEREOF,  THE  ISSUER  HAD
ISSUED  AND  OUTSTANDING 6,960,851 ORDINARY SHARES (EXCLUSIVE  OF
340,651 NON-VOTING TREASURY SHARES).

                                                      Page 3 of 9
CUSIP No. G32030101      SCHEDULE 13D
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     T.C. Leung               No Tax ID No. - Not U.S. Citizen
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |X|
                                             (b)  |_|
-----------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------
4  SOURCE OF FUNDS
   PF
-----------------------------------------------------------------
5  CHECK  BOX  IF  DISCLOSURE  OF LEGAL PROCEEDINGS  IS  REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)               |_|
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Hong Kong
-----------------------------------------------------------------
               7    SOLE VOTING POWER
                    7,962,151
          -------------------------------------------------------
NUMBER OF      8    SHARED VOTING POWER
SHARES              0
BENEFICIALLY
OWNED BY  -------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           7,962,151
PERSON
WITH      -------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,962,151
-----------------------------------------------------------------
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES                                    |_|
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 71.4%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
-----------------------------------------------------------------

                                                      Page 4 of 9
CUSIP No. G32030101      SCHEDULE 13D
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Pearl  Venture  LTD     No Tax ID No.  -  Non  U.S. Entity
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |X|
                                             (b)  |_|
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable - See Item 3
-----------------------------------------------------------------
5    CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)              |_|
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
-----------------------------------------------------------------
               7    SOLE VOTING POWER
                    2,773,991
               --------------------------------------------------
                              ----
NUMBER OF      8    SHARED VOTING POWER
SHARES              265,082
BENEFICIALLY
OWNED BY       --------------------------------------------------
                              ----
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           2,773,991
PERSON
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    265,082
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,039,073
-----------------------------------------------------------------
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES                                    |_|
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 43.7%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

                                                      Page 5 of 9
CUSIP No. G32030101      SCHEDULE 13D
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Regent Earning Ltd. No Tax ID No. - Non U.S. Entity
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |X|
                                             (b)  |_|
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable - See Item 3
-----------------------------------------------------------------
5    CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS  IS  REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                |_|
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Hong Kong
-----------------------------------------------------------------
               7    SOLE VOTING POWER
                    0
-----------------------------------------------------------------
NUMBER OF  8   SHARED VOTING POWER
SHARES              265,082
BENEFICIALLY
OWNED BY       --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING      0
PERSON
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    265,082
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     265,082
-----------------------------------------------------------------
12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
     CERTAIN SHARES                                    |_|
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 3.8%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

Item 1. Security and Issuer

      This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on August 27, 1999 as amended and supplemented by Amendment Nos. 1, 2, 3 and 4 filed with the SEC on December 28, 1999, July 24, 2001, May 29, 2003 and September 2, 2005,
respectively.

      The class of securities to which this Schedule 13D relates is the ordinary shares, par value $.01 per share (the "Ordinary Shares"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2. Identity and Background

      This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. ("Pearl") and Regent Earning Ltd. ("Regent") (the "Reporting Group"). Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr.
Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder. Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

      The respective business addresses of the members of the Reporting Group are as follows:


       Name                     Address
       ----                     -------

     T.C. Leung               c/o Euro Tech Holdings Company Limited
                              18/F Gee Change Hong Centre
                              65 Wong Chuk Hang Road
                              Hong Kong

     Pearl Venture Ltd.       Columbus Centre Building
                              Wickhams Cay
                              Road Town, Tortola,
                              British Virgin Islands

     Regent Earning Ltd.      20/F, Yue Shing
                              Commercial Building
                              15-16 Queen Victoria Street
                              Central, Hong Kong

     During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr.  Leung  is a citizen of Hong Kong. Pearl is  a  British
Virgin Islands corporation. Regent is a Hong Kong corporation.

Item 3. Source and Amount of Funds or Other Consideration

      Prior to the Reporting Event (described below), Mr. Leung directly owned 480,678 Ordinary Shares of the Issuer. As a result of the Reporting Event, Mr. Leung directly owned 726,678 Ordinary Shares. Mr. Leung possesses options to purchase the number of Issuer's ordinary shares as indicated pursuant to the following plans and at the prices indicated opposite the plan names:


                                                  Exercise Price
Plans                       Number of Shares          (US$)
-----                       ----------------      --------------
Management Options             2,457,000              1.6789
                                 966,600              1.221

2000 and 2002 Officers'   (a)    567,000              0.5857
and Directors' Plans
                          (b)    205,800              0.8191
                               ---------
                               4,196,400


     The Issuer's 2000 and 2002 Officers and Directors Plans both contain "cashless" exercise provisions permitting the optionholder to pay for the exercise of his option by surrendering Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the optionholder for not less than six months prior to the date of exercise of the option.

      Mr. Leung has exercised 180,000 options exercisable at $1.221 per share granted to him pursuant to the Management Option Plan and 66,000 options exercisable at $0.5787 per share granted to him pursuant to the 2000 Officers and Directors Plan of the Issuer by the payment in cash for an aggregate exercise price of $219,780.00 and $38,194.20 respectively. As a consequence, Mr. Leung's ownership changed by with the Issuer, issuing to him 246,000 new shares (the "Reporting Event"). The shares owned directly by Mr. Leung increased from 480,678 shares to 726,678 shares. His options decreased by 246,000 from 4,442,400 options to 4,196,400 options.

Item 4. Purpose of Transactions

        Investment purposes.

Item 5. Interest in Securities of the Issuer

      As of the date hereof, the aggregate number of shares held of record by all members of the Reporting Group is 7,962,151 or approximately 71.4% of the Issuer's issued and outstanding
Ordinary Shares.

      Mr. Leung possesses sole voting and dispositive power as to 726,678 of the Issuer's Ordinary Shares owned by him and as to the options to purchase 4,196,400 of the Issuer's Ordinary
Shares.

      Regent and Pearl share voting and dispositive power as to the Ordinary Shares owned of record by Regent (265,082 shares or 3.8% of the Issuer's Ordinary Shares). When Pearl's record ownership (2,773,991 shares) is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 3,039,073 shares or 43.7% of Issuer's Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits

      Agreement  among  the  Reporting Group  to  file  a  single
Statement on Schedule 13D on behalf of each of them.

                           SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.



Dated: November 14, 2005           /s/T.C. Leung
                                   -------------------------
                                   T.C. Leung


                                    PEARL VENTURE LTD.


Dated: November 14, 2005      By:  /s/Yeung Kai-Tai
                                   ------------------------
                                   Name: Yeung Kai-Tai
                                   Title: Director


                                   REGENT EARNING LTD.


Dated: November 14, 2005      By:  /s/Wong Shing Yue, Eddy
                                   --------------------------
                                   Name: Wong Shing Yue, Eddy
                                   Title: Director

                             EXHIBIT


     The undersigned hereby agree as follows:

     WHEREAS, the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange
Commission (the "SEC") to report their beneficial ownership of the Ordinary Shares of Euro Tech Holdings Company Limited;

      NOW,  THEREFORE, the undersigned hereby agree that a single
Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.



Dated: November  14, 2005          /s/T.C. Leung
                                   --------------------------
                                   T.C. Leung


                                   PEARL VENTURE LTD.


Dated: November 14, 2005      By:  /s/Yeung Kai-Tai
                                   --------------------------
                                   Name: Yeung Kai-Tai
                                   Title: Director


                                   REGENT EARNING LTD.


Dated: November 14, 2005      By:  /s/Wong Shing Yue, Eddy
                                   ----------------------------
                                   Name: Wong Shing Yue, Eddy
                                   Title: Director